Exhibit 99.1

Caledonia Mining Corporation Plc

Blanket Exploration Results

Surface drilling defines previously unrecognised gold zone containing oxide and sulphide mineralisation

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

St Helier, July 23, 2026: Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) is pleased to announce results from its surface exploration program at the Blanket mine (“Blanket”).

The results demonstrate the presence of significant near surface gold mineralisation in a previously unknown mineralized horizon. This mineralized zone has not been exploited in the underground mine and represents an opportunity for low-cost heap leaching operations of the near surface oxide material, with potential for a sulphide extension below any potential oxide open pit. The exploration results suggest the mineralisation may represent a new orebody that has not previously been exploited by the underground mine. Further drilling is planned to assess the continuity and extent of the mineralised system at depth.

Highlights

•	Surface drilling confirms continuity of gold mineralisation below surface over the K-Pits target area.

•	Both oxide and sulphide mineralisation have been identified, supporting potential near-term development opportunities as well as longer-term exploration upside.

•	Metallurgical test work is underway to evaluate the amenability of the oxide mineralisation to conventional heap leaching, with encouraging preliminary results.

•	Work is well advanced on an updated Blanket resource statement incorporating the surface exploration programme as well as recent underground drilling. The Company expects to publish the updated resource statement in August 2026.

•	Follow-up drilling is planned from both surface and underground platforms to test potential extensions of the mineralisation at depth.

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Selected drilling highlights for Blanket surface (as extracted from the full results in the Appendix) include :

•	Hole KPT0EX2553 – 23.00m** at 2.61g/t from 0m downhole, RC, Oxide
•	Hole KPT0EX2561 – 6.00m** at 1.97g/t from 14m downhole, RC, Oxide
•	Hole KPT0EX2545 – 15.00m** at 1.69g/t from 0m downhole, RC, Oxide
•	Hole KPT0EX2545 – 4.00m** at 2.08g/t from 15m downhole, RC, Transitional
•	Hole KPT0EX2567 – 20.00m** at 1.22g/t from 19m downhole, RC, Transitional
•	Hole KPT0EX25124 – 12.00m** at 1.20g/t from 23m downhole, RC, Transitional
•	Hole KPT0EX2510 – 16.00m** at 6.04g/t from 29m downhole, RC, Sulphide
•	Hole KPT0EX2542 – 7.00m** at 5.96g/t from 13m downhole, RC, Sulphide
•	Hole KPT0EX2576 – 5.00m** at 3.96g/t from 40m downhole, RC, Sulphide

**all intersections above are down hole intersections; estimated true widths are quoted in the tables later in this press release.

Why this discovery is important

•	The K-Pits programme was originally designed to evaluate near-surface targets within the Blanket mining lease that had received little exploration attention. Results from trenching and reverse circulation drilling have confirmed the presence of significant gold mineralisation associated with shear structures and lithological contacts.
•	Importantly, geological interpretation suggests the mineralisation may represent a separate mineralised system located approximately 200 metres east of the nearest projected underground orebody. This raises the possibility that the K-Pits target represents a previously unrecognised mineralised horizon that has not been exploited by historic underground mining activities.
•	The presence of near-surface oxide mineralisation is particularly significant because it may be amenable to conventional heap leach processing, potentially offering a lower-cost route to extracting gold compared to underground mining. Metallurgical test work is underway to assess this opportunity.

Chief Executive Officer, Mark Learmonth, said:

“This is an exciting development at Blanket and further demonstrates the significant exploration potential that exists within the mining area. We are well advanced in our work to incorporate the results of this surface exploration programme into a revised resource statement expected to be published in August 2026, which will reflect the results of surface and underground exploration at Blanket alongside the exploration programme at Motapa, where we recently announced encouraging initial drilling results.

“We have commenced metallurgical test work on the oxide material at Blanket to evaluate its amenability for conventional heap leaching and the preliminary results are encouraging. If the conclusion of the test work shows an acceptable recovery, we intend to commence a trial heap leach operation on an initial sample of 10,000 tonnes of material during the second half of 2026. The potential to develop a low-cost processing route for this near-surface mineralisation could provide an attractive opportunity to complement Blanket's existing underground operations and unlock additional value.”

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Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965

Camarco, Financial PR (UK) Elfie Kent Fergus Young	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Overview of the Blanket Surface Exploration Program

•	The Blanket surface exploration program commenced in 2024 with geological mapping, geophysical surveys, trenching, and historical data collation.
•	The initial work informed targets for wide spaced surface trenching to understand the geology, both structural and lithological, for the area.
•	During 2025, a total of 2,304.1m of trenching from 13 trenches and a total of 7,063 of shallow RC drilling was completed at the K-Pit target, focused primarily on examining the area for oxide gold mineralisation that may be amenable to low-cost surface heap leaching operations.

Location of the activities

The exploration area is located within the mining lease boundary of Blanket. Blanket is located in the southwest of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is located 147 km southeast of Bulawayo, 197km northwest of the Beitbridge Border post with South Africa, and 560km from Harare.

The Blanket locality is shown relative to other material Caledonia properties in Figure 1. Caledonia’s Bilboes property, currently in the development stage, and the Motapa exploration property is located further to the north of Blanket.

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Figure 1: General Locality of the Caledonia mineral properties, Zimbabwe.

Blanket is situated on the north-western limb of the Archaean Gwanda Greenstone Belt in south-western Zimbabwe, along strike from several other gold deposits. The Gwanda Greenstone Belt is approximately 7km in length (west to east) and 15 km wide (north to south). The belt is typical of greenstone belts of the Zimbabwe Craton consisting of mafic to felsic volcanics with intercalated sedimentary units. Repeated strong deformation affected all lithologies. Structurally, the Gwanda Greenstone Belt is dominated by a major periclinal synform, plunging 60° NW in the western half of the belt and flanked on both sides by major deformation zones. Gwanda Greenstone Belt metamorphism reaches upper greenschist to amphibolite facies and is higher than in the typical Zimbabwean greenstone belts. The local geology of the Blanket lease area showing the locality of the K-Pits is provided on Figure 2.

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Smiler
K-Pit Trenches
Mining Lease Number 40
Lima
Old TSF
Sheet
7,696,000 mN
7,694,000 mN
7,692,000 mN
36
34
33
Central Shaft
New TSF
#4 Shaft
Solar Farm
BQR
Legend
Quartz Schist
Talc Schist
Quartz Sericite Schist
Banded Iron Formation
Intermediate Volcanics
Chlorite Schist
Komatiite Basalt
Gabbro
Quartz Porphyry
Pegmatite
Massive Basalt
Road
Blanket Claims
Cemetery
Hornblende Schist
Serpentinite
Granodiorite
Sheared Hornblende
BIF Reef
Quartz reef
Structure
Shaft
Tailings facility
Mining lease
Drilled Hole
Planned Holes
Trenches
Planned Trenches

Figure 2: Local surface geology of Blanket depicting the location of the K-pits

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Details of the Program

Following a prolonged period of limited exploration activity, Blanket commenced with a surface exploration strategy in 2025. A phased surface exploration programme was launched within the Blanket mining lease, targeting the Banded Iron Formation (BIF) that trends north-northwest and has historically been mined at the nearby Vubachikwe and old Sabiwa mines.

The programme commenced with trenching at the Sabiwa North Extension. Lithological mapping showed discrete, discontinuous BIF lenses with sporadic mineralisation. Subsequently, attention shifted northwards to the K-Pits prospect, located along the same strike of the lithological units in the footwall of Blanket Mine’s current production area.

Trenching at K-Pits comprised 13 trenches to a maximum depth of 1.50 meters and totalling 2,304.1 meters in length. All trenches were mapped for lithology and structure and sampled at 1.0-meter intervals along the sidewalls. Samples were sent for fire assay analysis at independent laboratories, and a sub sample was sent for bottle roll analysis at independent laboratories. Figure 3 shows the mapped lithology while Figure 4 shows the related fire assay values of the K-Pit trenches.

Figure 3: K-Pit Trench Lithology	Figure 4: K-Pit Fire Assay Grades

On the strength of anomalous assay results, a grid on an approximate spacing of 25 meters x 25 meters was drilled utilising Reverse Circulation (“RC”) drilling. A total of 155 drillholes totalling 7,063 meters of drilling was completed. All drillholes were inclined at approximately 60 degrees to the west to an inclined depth of 45 meters resulting in an approximate 40 meters vertical depth. Figure 5 provides the localities of the RC drillholes with fire assay results.

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Figure 5: RC Drillhole localities with Fire Assay Grade intersections

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Figure 6 is a cross-section view along section line A – A depicting the oxidation surfaces logged in the drillholes together with the fire assay grades and the interpreted mineralised horizons. All samples were subjected to fire assay and to bottle roll assay at an independent laboratory with the requisite Certified Reference Material (“CRM’s”) and blank samples inserted into the sample chain.

Figure 6: Cross section A - A depicting weathering zones, fire assay grades and interpreted mineralised zones using an approximate 0.30 gramme per tonne cut-off.

Analysis and interpretation of the results shows that the mineralisation is related to strong shearing and silicification on the contacts of the talc chlorite schist and the surrounding metabasalts.

Further Potential

The delineation of the mineralized zones at the K-Pits may potentially represent a new orebody that has not been exploited underground at Blanket. When examining the underground workings and the locality of the K-Pits it is evident that the mineralisation is located approximately 200 meters to the east of where the nearest, projected to surface, underground orebody would outcrop. Figure 7 shows an oblique view of the K-Pits in relation to the underground orebodies at Blanket.

Figure 7: Oblique view of the underground orebodies at Blanket mine with the location of the surface K-pit trenches and interpreted mineralised zones.

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A cross section through the K-Pits and Sheet vertical shaft is provided in Figure 8. The orebody dip and dip directions at Blanket are fairly uniform and further drilling is planned, both from underground on 9 level and from surface, to probe the potential extension of the K-Pits mineralized zone at depth.

Figure 8: Cross sectional view looking north east depicting the closest underground orebody and the location of the K-Pit mineralisation

The drilling and trenching procedures together with an analysis of the Quality Assurance and Quality Control (“QAQC”) procedures followed are provided further in the text.

Qualified person

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

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Trenching and trench sampling methodology

After the geologist has noted that the trench has successfully been excavated to bedrock, the sample intervals are set out on the side walls. At the start of the sample line, a peg is installed onto the floor with the trench number. A clean, exposed side of the trench is chosen and maintained throughout the sampling process. The sidewall is cleaned with a shovel to ensure an uncontaminated face is exposed for sampling. Thereafter sample localities are marked on the sidewall.

Sampling is done at one-meter intervals respecting lithological contacts, alterations and structures. A minimum sampling width of 0.3m and maximum of 1m are observed throughout the sample interval marking. A clean sample mat is placed on the floor of the trench and samples are chipped from the bedrock sidewall into a sample pan. Samples are ticketed and placed in a sample bag closed with twine. Sample tickets, locality and weights are recorded on the sample sheet record for each trench.

The compositing of samples is guided by lithology as well as alteration domains; no sampling will be done across different domains. Outliers with anomalously high grades are not composited unless they are part of a homogenous lithological and alteration domain. When compositing in wider ore zones, a composite sample is made by combining five samples, whilst in narrow ore zones two samples will make up a composite sample. The homogenized sample is split using a riffle splitter to get two 2kg samples to be delivered to the external laboratory for bottle roll analysis and the other for fire assay.

RC methodology

Checks for rig outlet and splitter cleanliness are conducted prior to the commencement of drilling activities and continuously throughout the drilling activities to avoid sample contamination.

Sample bags are pre-numbered with unique sample numbers (drill hole number and drill hole depth intervals) before the drilling commences. Sample depths recorded are relative to the ground surface at the drillhole collar. If no sample is recovered, such as when voids are intersected, the numbering sequence is continued uninterrupted with empty numbered bags inserted into the sample sequence. This will avoid possible confusion in sampling. Sample bags are immediately sealed to effectively prevent external contamination.

A sample bag is tied to the sample outlet of the rig in preparation for sample collection before sampling commences. Bulk samples are collected at 1m intervals and split using a riffle splitter to three samples. One sub-sample of 2kg will be taken to the lab for assaying, the second remains as a field duplicate for storage at the core shed and the third is prepared as chips for traying. The sampling crew will sample at the designated (one meter) intervals down the hole. The geologist verifies the intervals from the driller’s marks on the mast or pull-down chain. For samples sent to the laboratory, the sampling quality is monitored continuously as the geologist ensures the samples for QAQC monitoring purposes are inserted in each sampling stream batch of 20 samples with CRMs being alternated from batch to batch from low, medium and high grade.

QAQC Procedures

A comprehensive QAQC program was implemented for the K-Pits drilling and sampling campaigns to ensure the reliability and integrity of assay data.

The QAQC program includes the systematic insertion and monitoring of:

•	CRMs

•	Blank samples (certified and field blanks)

•	Duplicate samples (field, coarse reject, and pulp duplicates)

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QAQC samples were inserted at regular intervals within the sample stream and submitted to the same laboratories as primary samples. Analytical work was conducted primarily by accredited laboratory, Antech Laboratory Services, located in Zimbabwe, following industry-standard fire assay and/or appropriate multi-element analytical techniques.

A comprehensive QAQC programme comprising CRMs, blank samples and other control samples was implemented throughout the drilling programme. The results indicate that the analytical data are generally reliable and suitable for future mineral resource estimation. The majority of CRM populations demonstrated acceptable to excellent accuracy and precision, with the higher-grade standards (AMIS0559, AMIS0872 and G912-2) and several low- to medium-grade standards (AMIS0772 and AMIS0924) consistently reproducing certified values within expected control limits.

Three independent blank datasets (AMIS0865, BLANK0939 and BLANK0991) returned values at or near detection limits, indicating no evidence of significant contamination during sampling, sample preparation or laboratory analysis. This conclusion is supported by the absence of elevated blank failures and by the consistent performance of the blank standards reviewed.

Some of the CRM populations contained isolated catastrophic failures. These failures occurred as discrete events rather than systematic trends and were not associated with elevated blank values or evidence of analytical drift. The observed patterns suggest that the failures are more likely attributable to sample handling, sample identity, CRM insertion, preparation or reporting issues rather than deficiencies in laboratory analytical performance.

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Appendix 1: Drillhole collar positions, fire assay and bottle roll assay results.

Drillhole Collar Positions
Hole Identifier	Hole Type	Locality	Azimuth (°)	Dip (°)	Drilled Length(m)	UTM Easting(m)	UTM Northing(m)	UTM Elevation(m)
KPT0EX2501	RC	K-pit	68.4	64.3	45	697 565	7 713 289	1 041
KPT0EX2502	RC	K-pit	65.7	64.1	45	697 570	7 713 243	1 040
KPT0EX2503	RC	K-pit	65.0	64.1	45	697 576	7 713 196	1 039
KPT0EX2504	RC	K-pit	66.0	65.4	45	697 582	7 713 150	1 038
KPT0EX2505	RC	K-pit	68.2	64.5	45	697 588	7 713 103	1 038
KPT0EX2506	RC	K-pit	67.8	64.9	45	697 593	7 713 057	1 037
KPT0EX2507	RC	K-pit	64.3	65.3	45	697 599	7 713 010	1 036
KPT0EX2508	RC	K-pit	66.5	64.2	45	697 605	7 712 964	1 036
KPT0EX2509	RC	K-pit	65.0	65.0	45	697 590	7 713 196	1 039
KPT0EX2510	RC	K-pit	63.0	64.6	45	697 584	7 713 243	1 040
KPT0EX2511	RC	K-pit	67.3	64.5	45	697 579	7 713 289	1 041
KPT0EX2512	RC	K-pit	66.0	63.8	45	697 596	7 713 150	1 039
KPT0EX2513	RC	K-pit	65.1	64.7	45	697 602	7 713 103	1 038
KPT0EX2514	RC	K-pit	66.3	64.6	45	697 607	7 713 057	1 037
KPT0EX2515	RC	K-pit	68.7	62.0	45	697 613	7 713 010	1 036
KPT0EX2516	RC	K-pit	71.0	61.8	45	697 619	7 712 963	1 036
KPT0EX2517	RC	K-pit	65.6	63.0	45	697 593	7 713 290	1 042
KPT0EX2518	RC	K-pit	64.0	61.3	45	697 599	7 713 243	1 041
KPT0EX2519	RC	K-pit	65.4	63.7	45	697 604	7 713 197	1 040
KPT0EX2520	RC	K-pit	65.0	63.4	45	697 610	7 713 150	1 039
KPT0EX2521	RC	K-pit	63.8	65.1	45	697 616	7 713 104	1 038
KPT0EX2522	RC	K-pit	65.0	65.6	45	697 622	7 713 057	1 038
KPT0EX2523	RC	K-pit	64.0	64.3	45	697 627	7 713 010	1 037
KPT0EX2524	RC	K-pit	67.1	64.1	45	697 633	7 712 964	1 037
KPT0EX2525	RC	K-pit	65.0	67.3	45	697 607	7 713 289	1 042
KPT0EX2526	RC	K-pit	65.0	65.0	45	697 613	7 713 243	1 041
KPT0EX2527	RC	K-pit	65.4	66.5	45	697 618	7 713 197	1 040
KPT0EX2528	RC	K-pit	70.0	63.5	45	697 624	7 713 150	1 039
KPT0EX2529	RC	K-pit	65.0	69.0	45	697 630	7 713 103	1 038
KPT0EX2530	RC	K-pit	66.2	64.5	45	697 636	7 713 057	1 038
KPT0EX2531	RC	K-pit	62.0	66.5	45	697 641	7 713 010	1 037
KPT0EX2532	RC	K-pit	66.0	63.8	45	697 647	7 712 964	1 037
KPT0EX2533	RC	K-pit	68.2	65.4	45	697 621	7 713 290	1 042
KPT0EX2534	RC	K-pit	65.0	61.7	45	697 627	7 713 244	1 041
KPT0EX2535	RC	K-pit	69.0	70.4	45	697 632	7 713 197	1 040
KPT0EX2536	RC	K-pit	67.7	69.4	45	697 638	7 713 150	1 039
KPT0EX2537	RC	K-pit	65.0	65.0	45	697 644	7 713 104	1 039

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KPT0EX2538	RC	K-pit	69.0	61.8	45	697 650	7 713 057	1 038
KPT0EX2539	RC	K-pit	66.0	63.0	45	697 656	7 713 011	1 038
KPT0EX2540	RC	K-pit	65.0	65.0	45	697 661	7 712 964	1 037
KPT0EX2541	RC	K-pit	66.4	62.9	45	697 635	7 713 290	1 043
KPT0EX2542	RC	K-pit	66.5	68.6	45	697 641	7 713 244	1 042
KPT0EX2543	RC	K-pit	70.1	64.5	45	697 647	7 713 197	1 040
KPT0EX2544	RC	K-pit	65.5	64.6	45	697 652	7 713 151	1 039
KPT0EX2545	RC	K-pit	65.0	63.7	45	697 658	7 713 104	1 039
KPT0EX2546	RC	K-pit	65.6	62.9	45	697 664	7 713 058	1 038
KPT0EX2547	RC	K-pit	67.6	61.9	45	697 670	7 713 011	1 038
KPT0EX2548	RC	K-pit	68.0	64.6	45	697 675	7 712 965	1 037
KPT0EX2549	RC	K-pit	61.0	64.6	45	697 649	7 713 290	1 043
KPT0EX2550	RC	K-pit	50.0	61.1	45	697 655	7 713 244	1 042
KPT0EX2551	RC	K-pit	74.0	66.6	45	697 661	7 713 197	1 040
KPT0EX2552	RC	K-pit	40.0	63.2	45	697 667	7 713 151	1 039
KPT0EX2553	RC	K-pit	60.0	63.0	45	697 672	7 713 104	1 038
KPT0EX2554	RC	K-pit	65.0	65.0	45	697 678	7 713 058	1 038
KPT0EX2555	RC	K-pit	67.0	62.6	45	697 684	7 713 011	1 038
KPT0EX2556	RC	K-pit	64.0	62.5	45	697 690	7 712 964	1 038
KPT0EX2557	RC	K-pit	76.0	62.0	45	697 663	7 713 291	1 043
KPT0EX2558	RC	K-pit	73.0	65.0	45	697 669	7 713 245	1 042
KPT0EX2559	RC	K-pit	90.0	61.7	45	697 675	7 713 198	1 040
KPT0EX2560	RC	K-pit	59.0	64.4	45	697 681	7 713 151	1 039
KPT0EX2561	RC	K-pit	65.0	61.3	45	697 686	7 713 105	1 038
KPT0EX2562	RC	K-pit	77.0	65.9	45	697 692	7 713 058	1 037
KPT0EX2563	RC	K-pit	45.0	67.8	45	697 689	7 713 198	1 040
KPT0EX2564	RC	K-pit	77.0	62.4	45	697 695	7 713 151	1 039
KPT0EX2565	RC	K-pit	69.0	64.8	45	697 701	7 713 104	1 037
KPT0EX2566	RC	K-pit	54.0	66.1	45	697 706	7 713 058	1 036
KPT0EX2567	RC	K-pit	69.0	63.0	45	697 712	7 713 011	1 036
KPT0EX2568	RC	K-pit	76.0	63.0	45	697 718	7 712 965	1 037
KPT0EX2569	RC	K-pit	73.0	64.5	45	697 698	7 713 012	1 038
KPT0EX2570	RC	K-pit	61.0	65.9	45	697 704	7 712 965	1 037
KPT0EX2571	RC	K-pit	89.0	65.4	45	697 677	7 713 291	1 043
KPT0EX2572	RC	K-pit	65.3	63.9	45	697 683	7 713 250	1 041
KPT0EX2573	RC	K-pit	65.1	64.7	45	697 691	7 713 291	1 042
KPT0EX2574	RC	K-pit	65.0	64.8	45	697 697	7 713 245	1 041
KPT0EX2575	RC	K-pit	65.7	64.9	45	697 703	7 713 198	1 040
KPT0EX2576	RC	K-pit	69.0	64.8	45	697 709	7 713 152	1 039
KPT0EX2577	RC	K-pit	65.8	65.9	45	697 715	7 713 105	1 037

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KPT0EX2578	RC	K-pit	66.0	65.4	45	697 720	7 713 058	1 036
KPT0EX2579	RC	K-pit	67.4	65.4	45	697 726	7 713 012	1 035
KPT0EX2580	RC	K-pit	65.3	64.3	45	697 732	7 712 965	1 036
KPT0EX2581	RC	K-pit	65.7	63.8	45	697 706	7 713 291	1 042
KPT0EX2582	RC	K-pit	65.9	64.5	45	697 717	7 713 198	1 039
KPT0EX2583	RC	K-pit	64.0	64.6	45	697 723	7 713 151	1 038
KPT0EX2584	RC	K-pit	63.0	64.9	45	697 729	7 713 105	1 036
KPT0EX2585	RC	K-pit	66.2	65.3	45	697 735	7 713 058	1 035
KPT0EX2586	RC	K-pit	66.8	65.2	45	697 746	7 712 965	1 035
KPT0EX2587	RC	K-pit	65.0	62.7	45	697 740	7 713 012	1 035
KPT0EX2588	RC	K-pit	67.0	65.4	45	697 711	7 713 244	1 040
KPT0EX2589	RC	K-pit	64.9	63.3	45	697 720	7 713 291	1 041
KPT0EX2590	RC	K-pit	74.0	65.5	45	697 725	7 713 245	1 040
KPT0EX2591	RC	K-pit	65.0	64.2	45	697 731	7 713 198	1 038
KPT0EX2592	RC	K-pit	63.0	67.1	45	697 737	7 713 152	1 037
KPT0EX2593	RC	K-pit	86.0	66.1	45	697 743	7 713 105	1 036
KPT0EX2594	RC	K-pit	60.0	69.3	45	697 749	7 713 059	1 035
KPT0EX2595	RC	K-pit	66.0	67.4	45	697 754	7 713 012	1 034
KPT0EX2596	RC	K-pit	65.0	63.5	45	697 760	7 712 965	1 035
KPT0EX2597	RC	K-pit	62.0	66.1	45	697 757	7 713 104	1 035
KPT0EX2598	RC	K-pit	59.0	64.9	45	697 763	7 713 058	1 034
KPT0EX2599	RC	K-pit	61.0	66.0	45	697 769	7 713 011	1 033
KPT0EX25100	RC	K-pit	59.0	67.9	45	697 774	7 712 965	1 033
KPT0EX25101	RC	K-pit	65.0	61.0	45	697 771	7 713 105	1 034
KPT0EX25102	RC	K-pit	65.0	65.5	45	697 777	7 713 058	1 033
KPT0EX25103	RC	K-pit	66.9	63.3	45	697 783	7 713 012	1 033
KPT0EX25104	RC	K-pit	67.0	64.5	45	697 788	7 712 966	1 033
KPT0EX25105	RC	K-pit	57.0	65.4	45	697 785	7 713 105	1 034
KPT0EX25106	RC	K-pit	67.3	64.9	45	697 791	7 713 059	1 033
KPT0EX25107	RC	K-pit	64.0	64.4	45	697 797	7 713 012	1 032
KPT0EX25108	RC	K-pit	65.0	65.0	45	697 802	7 712 967	1 032
KPT0EX25109	RC	K-pit	60.0	65.9	45	697 799	7 713 105	1 034
KPT0EX25110	RC	K-pit	63.0	64.0	45	697 805	7 713 058	1 033
KPT0EX25111	RC	K-pit	69.0	63.5	45	697 811	7 713 012	1 032
KPT0EX25112	RC	K-pit	68.8	64.8	45	697 816	7 712 975	1 031
KPT0EX25113	RC	K-pit	65.8	63.7	45	697 813	7 713 106	1 034
KPT0EX25114	RC	K-pit	71.0	68.2	45	697 819	7 713 059	1 033
KPT0EX25115	RC	K-pit	65.0	63.9	45	697 825	7 713 012	1 032
KPT0EX25116	RC	K-pit	65.9	64.7	45	697 831	7 712 966	1 031
KPT0EX25117	RC	K-pit	66.0	63.5	45	697 828	7 713 105	1 033
KPT0EX25118	RC	K-pit	65.0	63.5	45	697 833	7 713 059	1 032
KPT0EX25119	RC	K-pit	70.3	63.5	45	697 839	7 713 012	1 031

14

KPT0EX25120	RC	K-pit	66.1	64.3	45	697 845	7 712 966	1 030
KPT0EX25121	RC	K-pit	68.7	64.6	45	697 841	7 713 105	1 033
KPT0EX25122	RC	K-pit	66.2	63.7	45	697 847	7 713 059	1 032
KPT0EX25123	RC	K-pit	65.6	66.5	45	697 853	7 713 013	1 031
KPT0EX25124	RC	K-pit	62.5	59.7	45	697 859	7 712 966	1 029
KPT0EX25125	RC	K-pit	62.0	61.3	45	697 850	7 713 152	1 034
KPT0EX25126	RC	K-pit	64.7	66.1	45	697 855	7 713 105	1 032
KPT0EX25127	RC	K-pit	66.9	65.2	45	697 861	7 713 059	1 032
KPT0EX25128	RC	K-pit	65.2	64.6	45	697 867	7 713 012	1 031
KPT0EX25129	RC	K-pit	65.0	68.2	45	697 832	7 713 292	1 038
KPT0EX25130	RC	K-pit	70.0	65.8	45	697 838	7 713 245	1 037
KPT0EX25131	RC	K-pit	67.9	64.3	45	697 844	7 713 199	1 035
KPT0EX25132	RC	K-pit	65.0	64.7	45	697 818	7 713 292	1 039
KPT0EX25133	RC	K-pit	67.2	64.9	45	697 824	7 713 245	1 037
KPT0EX25134	RC	K-pit	68.8	62.5	45	697 830	7 713 199	1 036
KPT0EX25135	RC	K-pit	69.3	65.3	45	697 836	7 713 152	1 034
KPT0EX25136	RC	K-pit	65.5	65.0	45	697 805	7 713 291	1 039
KPT0EX25137	RC	K-pit	65.3	64.1	45	697 810	7 713 245	1 038
KPT0EX25138	RC	K-pit	67.2	65.9	45	697 816	7 713 198	1 036
KPT0EX25139	RC	K-pit	65.1	63.7	45	697 822	7 713 152	1 034
KPT0EX25140	RC	K-pit	65.0	63.9	45	697 791	7 713 292	1 039
KPT0EX25141	RC	K-pit	71.0	67.0	45	697 796	7 713 245	1 038
KPT0EX25142	RC	K-pit	65.0	63.6	45	697 802	7 713 199	1 036
KPT0EX25143	RC	K-pit	60.0	63.3	45	697 808	7 713 152	1 035
KPT0EX25144	RC	K-pit	65.0	63.1	45	697 776	7 713 292	1 040
KPT0EX25145	RC	K-pit	65.0	67.5	45	697 782	7 713 245	1 038
KPT0EX25146	RC	K-pit	67.3	64.4	45	697 788	7 713 198	1 036
KPT0EX25147	RC	K-pit	73.0	69.0	45	697 794	7 713 152	1 035
KPT0EX25148	RC	K-pit	60.0	66.1	45	697 762	7 713 292	1 040
KPT0EX25149	RC	K-pit	62.0	65.6	45	697 768	7 713 245	1 038
KPT0EX25150	RC	K-pit	67.0	64.7	45	697 774	7 713 198	1 037
KPT0EX25151	RC	K-pit	65.8	62.8	45	697 779	7 713 152	1 035
KPT0EX25152	RC	K-pit	67.0	64.6	45	697 748	7 713 291	1 040
KPT0EX25153	RC	K-pit	65.0	65.0	45	697 754	7 713 245	1 039
KPT0EX25154	RC	K-pit	65.0	62.9	45	697 760	7 713 198	1 037
KPT0EX25155	RC	K-pit	64.0	66.0	45	697 765	7 713 152	1 036

Table 1: Reverse Circulation drilling co-ordinates, dip and dip direction of drilling

15

Appendix 2: Fire assay and bottle roll assay results for weathered (oxide) zone.

Holes Identifier	Hole Type	Orebody Type	Orebody Intersection		Core Length (m)	True width(m)	Fire Assay Grade (g/t)	Bottle Roll Assay Grade (g/t)	E.O.H (m)
			From (m)	To (m)
KPT0EX2502	RC	Weathered	0	4	4	3.05	0.66	0.51	45
KPT0EX2503	RC	Weathered	7	13	6	4.58	0.31	0.17	45
KPT0EX2512	RC	Weathered	0	1	1	0.76	0.66	0.03	45
KPT0EX2513	RC	Weathered	0	8	8	6.10	0.62	0.20	45
KPT0EX2514	RC	Weathered	10	31	21	16.02	0.35	0.17	45
KPT0EX2517	RC	Weathered	3	14	11	8.39	0.51	0.41	45
KPT0EX2519	RC	Weathered	2	10	8	6.10	0.66	0.57	45
KPT0EX2522	RC	Weathered	0	11	11	8.39	0.50	0.30	45
			16	20	4	3.05	1.54	1.07	45
			21	23	2	1.53	0.31	0.25	45
KPT0EX2527	RC	Weathered	2	6	4	3.05	0.82	0.45	45
KPT0EX2529	RC	Weathered	0	9	9	6.86	0.35	0.23	45
KPT0EX2530	RC	Weathered	0	2	2	1.53	0.59	0.44	45
			9	12	3	2.29	0.98	0.65	45
			20	35	15	11.44	0.99	0.71	45
KPT0EX2531	RC	Weathered	0	14	14	10.68	0.75	0.50	45
KPT0EX2537	RC	Weathered	1	15	14	10.68	0.53	0.49	45
KPT0EX2539	RC	Weathered	0	12	12	9.15	0.64	0.50	45
KPT0EX2542	RC	Weathered	8	13	5	3.81	0.64	0.44	45
KPT0EX2544	RC	Weathered	11	15	4	3.05	0.93	0.46	45
KPT0EX2545	RC	Weathered	0	15	15	11.44	1.69	2.22	45
KPT0EX2546	RC	Weathered	36	39	3	2.29	0.41	0.11	45
KPT0EX2547	RC	Weathered	12	19	7	5.34	0.42	0.13	45
KPT0EX2550	RC	Weathered	0	3	3	2.29	0.55	0.22	45
KPT0EX2553	RC	Weathered	0	23	23	17.54	2.61	1.93	45
KPT0EX2554	RC	Weathered	0	1	1	0.76	1.28	0.17	45
			14	24	10	7.63	0.32	0.28	45
			32	33	1	0.76	0.54	0.11	45
KPT0EX2555	RC	Weathered	12	23	11	8.39	0.35	0.22	45
KPT0EX2557	RC	Weathered	6	10	4	3.05	1.10	1.37	45
KPT0EX2558	RC	Weathered	0	7	7	5.34	2.49	2.79	45
KPT0EX2561	RC	Weathered	14	20	6	4.58	1.97	1.55	45
KPT0EX2568	RC	Weathered	0	5	5	3.81	0.36	0.31	45
KPT0EX2571	RC	Weathered	39	40	1	0.76	1.44	0.62	45
KPT0EX2578	RC	Weathered	4	8	4	3.05	0.41	0.40	45
KPT0EX2579	RC	Weathered	0	6	6	4.58	0.38	0.35	45
			37	38	1	0.76	10.40	2.10	45

16

KPT0EX2580	RC	Weathered	0	4	4	3.05	0.39	0.32	45
KPT0EX2586	RC	Weathered	3	9	6	4.58	0.36	0.24	45
KPT0EX2590	RC	Weathered	3	5	2	1.53	3.22	2.82	45
KPT0EX2597	RC	Weathered	3	4	1	0.76	0.41	0.02	45
KPT0EX2599	RC	Weathered	0	7	7	5.34	0.48	0.31	45
KPT0EX25100	RC	Weathered	8	9	1	0.76	0.35	0.10	45
KPT0EX25101	RC	Weathered	13	14	1	0.76	0.68	0.62	45
KPT0EX25103	RC	Weathered	0	7	7	5.34	0.85	0.80	45
KPT0EX25104	RC	Weathered	5	7	2	1.53	2.56	0.12	45
KPT0EX25108	RC	Weathered	16	17	1	0.76	0.77	0.15	45
KPT0EX25112	RC	Weathered	0	5	5	3.81	1.05	0.40	45
KPT0EX25114	RC	Weathered	42	43	1	0.76	0.91	0.21	45
KPT0EX25118	RC	Weathered	26	27	1	0.76	0.55	0.58	45
KPT0EX25119	RC	Weathered	5	6	1	0.76	0.49	0.14	45
			19	20	1	0.76	0.58	0.25	45
KPT0EX25120	RC	Weathered	0	4	4	3.05	0.53	0.34	45
			26	28	2	1.53	1.52	0.61	45
KPT0EX25128	RC	Weathered	24	26	2	1.53	1.64	1.34	45
KPT0EX25149	RC	Weathered	10	14	4	3.05	0.30	0.01	45
			16	18	2	1.53	0.81	0.77	45
KPT0EX25152	RC	Weathered	33	35	2	1.53	0.73	0.60	45
KPT0EX25153	RC	Weathered	4	8	4	3.05	1.46	1.31	45

Table 2: RC Fire Assay and Bottle Roll Assay results for the Weathered zone only (oxide).

Notes :

1.	Weathered (oxidized) intersections only.
2.	Drillholes are reported using a 0.30 g/t cut-off grade.
3.	True widths are approximate calculations.

17

Appendix 3: Fire assay and bottle roll assay results for transitional zone.

Holes Identifier	Hole Type	Orebody Type	Orebody Intersection		Core Length (m)	True width(m)	Fire Assay Grade (g/t)	Bottle Roll Assay Grade (g/t)	E.O.H (m)
			From (m)	To (m)
KPT0EX2510	RC	Transitional	0	1	1	0.76	0.61	0.46	45
KPT0EX2511	RC	Transitional	0	27	27	20.59	0.40	0.24	45
			39	43	4	3.05	1.12	0.66	45
KPT0EX2514	RC	Transitional	31	35	4	3.05	0.30	0.07	45
KPT0EX2519	RC	Transitional	10	22	12	9.15	0.61	0.46	45
			29	37	8	6.10	0.73	0.42	45
KPT0EX2520	RC	Transitional	14	16	2	1.53	0.51	0.50	45
KPT0EX2525	RC	Transitional	16	32	16	12.20	0.50	0.32	45
KPT0EX2526	RC	Transitional	3	18	15	11.44	1.03	0.62	45
			25	33	8	6.10	0.36	0.28	45
KPT0EX2529	RC	Transitional	9	20	11	8.39	0.51	0.24	45
KPT0EX2530	RC	Transitional	2	9	7	5.34	0.48	0.31	45
			12	20	8	6.10	1.14	0.84	45
KPT0EX2534	RC	Transitional	0	1	1	0.76	0.38	0.20	45
			8	17	9	6.86	1.23	1.06	45
KPT0EX2535	RC	Transitional	2	12	10	7.63	0.35	0.23	45
KPT0EX2538	RC	Transitional	1	36	35	26.70	0.56	0.36	45
KPT0EX2543	RC	Transitional	0	4	4	3.05	0.38	0.10	45
KPT0EX2544	RC	Transitional	15	19	4	3.05	0.89	0.52	45
KPT0EX2545	RC	Transitional	15	19	4	3.05	2.08	1.15	45
KPT0EX2546	RC	Transitional	0	14	14	10.68	0.50	0.31	45
			32	36	4	3.05	1.53	0.98	45
KPT0EX2547	RC	Transitional	4	12	8	6.10	0.90	0.66	45
KPT0EX2549	RC	Transitional	18	19	1	0.76	0.36	0.24	45
KPT0EX2553	RC	Transitional	23	24	1	0.76	1.27	0.86	45
			26	27	1	0.76	0.69	0.32	45
KPT0EX2554	RC	Transitional	10	14	4	3.05	0.52	0.28	45
KPT0EX2555	RC	Transitional	5	12	7	5.34	0.92	0.79	45
KPT0EX2557	RC	Transitional	10	11	1	0.76	6.60	3.74	45
KPT0EX2561	RC	Transitional	20	31	11	8.39	0.59	0.40	45
			38	39	1	0.76	0.34	0.19	45
KPT0EX2562	RC	Transitional	3	12	9	6.86	0.31	0.12	45
			20	25	5	3.81	0.32	0.18	45
KPT0EX2565	RC	Transitional	20	22	2	1.53	0.57	0.42	45
KPT0EX2566	RC	Transitional	3	4	1	0.76	0.37	0.10	45
			11	19	8	6.10	0.51	0.18	45
			32	38	6	4.58	0.40	0.14	45

18

KPT0EX2567	RC	Transitional	9	11	2	1.53	2.37	0.66	45
			19	39	20	15.25	1.22	0.59	45
KPT0EX2569	RC	Transitional	0	1	1	0.76	0.33	0.14	45
			1	9	8	6.10	0.92	0.69	45
			11	15	4	3.05	0.51	0.65	45
KPT0EX2574	RC	Transitional	7	8	1	0.76	0.34	0.26	45
KPT0EX2577	RC	Transitional	20	23	3	2.29	0.60	0.34	45
KPT0EX2578	RC	Transitional	16	31	15	11.44	0.35	0.22	45
KPT0EX2579	RC	Transitional	6	33	27	20.59	0.34	0.26	45
KPT0EX2580	RC	Transitional	4	16	12	9.15	0.60	0.29	45
KPT0EX2584	RC	Transitional	25	26	1	0.76	1.23	0.51	45
KPT0EX2585	RC	Transitional	0	32	32	24.41	0.92	0.49	45
KPT0EX2587	RC	Transitional	2	13	11	8.39	0.62	0.02	45
			23	25	2	1.53	0.76	0.12	45
KPT0EX2588	RC	Transitional	4	5	1	0.76	0.54	0.30	45
KPT0EX2593	RC	Transitional	20	32	12	9.15	0.35	0.12	45
			27	40	13	9.92	0.30	0.12	45
			33	36	3	2.29	0.34	0.17	45
			36	39	3	2.29	1.31	0.85	45
KPT0EX2594	RC	Transitional	1	35	34	25.93	0.57	0.40	45
KPT0EX2595	RC	Transitional	0	8	8	6.10	0.52	0.35	45
KPT0EX2598	RC	Transitional	0	35	35	26.70	0.65	0.46	45
KPT0EX2599	RC	Transitional	7	15	8	6.10	1.06	0.75	45
			37	38	1	0.76	1.94	0.89	45
KPT0EX25101	RC	Transitional	14	15	1	0.76	0.57	0.43	45
KPT0EX25102	RC	Transitional	0	30	30	22.88	0.74	0.50	45
KPT0EX25103	RC	Transitional	7	13	6	4.58	0.72	0.65	45
KPT0EX25105	RC	Transitional	15	16	1	0.76	0.72	0.72	45
KPT0EX25106	RC	Transitional	0	30	30	22.88	0.97	0.72	45
KPT0EX25107	RC	Transitional	0	22	22	16.78	0.64	0.30	45
KPT0EX25108	RC	Transitional	2	16	14	10.68	0.40	0.30	45
KPT0EX25109	RC	Transitional	16	17	1	0.76	0.59	0.26	45
KPT0EX25110	RC	Transitional	6	25	19	14.49	0.58	0.25	45
KPT0EX25111	RC	Transitional	2	5	3	2.29	1.25	0.32	45
			11	18	7	5.34	0.71	0.40	45
			33	37	4	3.05	0.38	0.08	45
KPT0EX25112	RC	Transitional	19	24	5	3.81	1.07	0.43	45
KPT0EX25114	RC	Transitional	8	23	15	11.44	0.95	0.17	45
KPT0EX25115	RC	Transitional	5	23	18	13.73	0.43	0.23	45
KPT0EX25116	RC	Transitional	3	4	1	0.76	0.36	0.14	45
			20	29	9	6.86	0.36	0.22	45
KPT0EX25119	RC	Transitional	14	19	5	3.81	0.66	0.31	45
			35	44	9	6.86	0.61	0.37	45

19

KPT0EX25120	RC	Transitional	28	29	1	0.76	0.33	0.18	45
KPT0EX25123	RC	Transitional	0	1	1	0.76	0.47	0.45	45
			12	27	15	11.44	0.31	0.17	45
			37	39	2	1.53	0.41	0.14	45
KPT0EX25124	RC	Transitional	5	13	8	6.10	0.45	0.32	45
			23	35	12	9.15	1.20	0.78	45
KPT0EX25128	RC	Transitional	12	14	2	1.53	0.42	0.21	45
			20	24	4	3.05	0.34	0.30	45
			26	33	7	5.34	0.94	0.52	45
KPT0EX25149	RC	Transitional	7	10	3	2.29	2.23	0.01	45
			14	16	2	1.53	0.61	0.01	45

Table 3: RC Fire Assay and Bottle Roll Assay results for the Transitional zone only

Notes :

1.	Moderate to Low Weathering (transitional) intersections only.
2.	Drillholes are reported using a 0.30 g/t cut-off grade.
3.	True widths are approximate calculations.

20

Appendix 4: Fire assay and bottle roll assay results for sulphide (fresh) zone.

Holes Identifier	Hole Type	Orebody Type	Orebody Intersection		Core Length (m)	True width (m)	Fire Assay Grade (g/t)	Bottle Roll Assay Grade (g/t)	E.O.H (m)
			From (m)	To (m)
KPT0EX2501	RC	Sulphide	20	23	3	2.29	1.10	0.52	45
KPT0EX2502	RC	Sulphide	4	11	7	5.34	0.67	0.25	45
KPT0EX2503	RC	Sulphide	13	45	32	24.41	0.30	0.20	45
KPT0EX2505	RC	Sulphide	30	32	2	1.53	5.15	4.25	45
KPT0EX2509	RC	Sulphide	17	43	26	19.83	0.36	0.17	45
KPT0EX2510	RC	Sulphide	29	45	16	12.20	6.04	3.93	45
KPT0EX2511	RC	Sulphide	43	45	2	1.53	1.51	1.42	45
KPT0EX2512	RC	Sulphide	14	45	31	23.64	0.90	0.31	45
KPT0EX2513	RC	Sulphide	32	43	11	8.39	0.31	0.10	45
KPT0EX2517	RC	Sulphide	14	15	1	0.76	1.03	0.99	45
KPT0EX2518	RC	Sulphide	24	45	21	16.02	1.22	0.77	45
KPT0EX2519	RC	Sulphide	37	38	1	0.76	0.44	0.21	45
KPT0EX2520	RC	Sulphide	16	19	3	2.29	0.32	0.14	45
KPT0EX2521	RC	Sulphide	36	45	9	6.86	1.00	0.56	45
KPT0EX2525	RC	Sulphide	32	44	12	9.15	0.98	0.57	45
KPT0EX2526	RC	Sulphide	33	45	12	9.15	0.38	0.24	45
KPT0EX2527	RC	Sulphide	6	16	10	7.63	0.39	0.27	45
KPT0EX2528	RC	Sulphide	11	12	1	0.76	0.75	0.01	45
			31	45	14	10.68	0.30	0.12	45
KPT0EX2529	RC	Sulphide	20	45	25	19.07	0.67	0.34	45
KPT0EX2533	RC	Sulphide	21	28	7	5.34	0.53	0.36	45
			38	45	7	5.34	1.52	1.37	45
KPT0EX2534	RC	Sulphide	31	45	14	10.68	0.59	0.25	45
KPT0EX2535	RC	Sulphide	12	14	2	1.53	0.43	0.37	45
			21	30	9	6.86	0.87	0.55	45
			36	40	4	3.05	0.82	0.33	45
KPT0EX2536	RC	Sulphide	6	10	4	3.05	0.45	0.17	45
			16	18	2	1.53	0.37	0.28	45
			26	44	18	13.73	0.38	0.25	45
KPT0EX2537	RC	Sulphide	15	30	15	11.44	0.34	0.21	45
			36	45	9	6.86	0.64	0.50	45
KPT0EX2541	RC	Sulphide	34	44	10	7.63	0.52	0.29	45
KPT0EX2542	RC	Sulphide	13	20	7	5.34	5.96	3.10	45
KPT0EX2542			32	44	12	9.15	1.03	0.77	45
KPT0EX2543	RC	Sulphide	41	45	4	3.05	0.57	0.34	45
KPT0EX2544	RC	Sulphide	19	43	24	18.31	1.12	0.79	45
KPT0EX2545	RC	Sulphide	19	41	22	16.78	0.74	0.35	45
KPT0EX2549	RC	Sulphide	19	37	18	13.73	1.55	0.52	45
KPT0EX2551	RC	Sulphide	41	45	4	3.05	0.76	0.59	45
KPT0EX2552	RC	Sulphide	25	45	20	15.25	1.32	0.79	45
KPT0EX2553	RC	Sulphide	24	26	2	1.53	3.93	2.40	45
			27	35	8	6.10	0.46	0.24	45
			42	43	1	0.76	0.54	0.16	45
KPT0EX2554	RC	Sulphide	33	42	9	6.86	0.31	0.19	45

21

KPT0EX2557	RC	Sulphide	11	35	24	18.31	1.93	1.47	45
KPT0EX2560	RC	Sulphide	28	45	17	12.97	1.82	1.52	45
KPT0EX2561	RC	Sulphide	39	44	5	3.81	0.55	0.38	45
KPT0EX2562	RC	Sulphide	25	33	8	6.10	0.83	0.26	45
			42	45	3	2.29	0.99	0.85	45
KPT0EX2564	RC	Sulphide	37	44	7	5.34	1.30	1.01	45
KPT0EX2565	RC	Sulphide	43	44	1	0.76	7.64	3.54	45
KPT0EX2569	RC	Sulphide	15	19	4	3.05	2.29	2.11	45
KPT0EX2571	RC	Sulphide	40	41	1	0.76	1.11	0.53	45
KPT0EX2573	RC	Sulphide	37	39	2	1.53	0.72	0.13	45
KPT0EX2576	RC	Sulphide	30	32	2	1.53	0.73	0.45	45
			40	45	5	3.81	3.96	2.26	45
KPT0EX2577	RC	Sulphide	23	31	8	6.10	0.46	0.33	45
			37	43	6	4.58	0.33	0.22	45
KPT0EX2578	RC	Sulphide	31	37	6	4.58	1.12	0.45	45
KPT0EX2579	RC	Sulphide	33	37	4	3.05	0.70	0.42	45
KPT0EX2581	RC	Sulphide	35	36	1	0.76	0.35	0.30	45
KPT0EX2583	RC	Sulphide	32	35	3	2.29	1.24	0.66	45
KPT0EX2584	RC	Sulphide	26	45	19	14.49	0.57	0.30	45
KPT0EX2589	RC	Sulphide	32	36	4	3.05	1.69	1.46	45
KPT0EX2592	RC	Sulphide	24	25	1	0.76	1.05	0.02	45
KPT0EX2593	RC	Sulphide	35	39	4	3.05	-	-	45
			39	51	12	9.15	0.48	0.27	45
KPT0EX2594	RC	Sulphide	35	38	3	2.29	0.77	0.72	45
KPT0EX2597	RC	Sulphide	25	45	20	15.25	0.46	0.21	45
KPT0EX2598	RC	Sulphide	35	36	1	0.76	0.54	0.09	45
KPT0EX25101	RC	Sulphide	25	45	20	15.25	0.54	0.32	45
KPT0EX25102	RC	Sulphide	30	44	14	10.68	0.88	0.51	45
KPT0EX25103	RC	Sulphide	32	33	1	0.76	0.70	0.26	45
KPT0EX25105	RC	Sulphide	27	45	18	13.73	1.07	0.97	45
KPT0EX25106	RC	Sulphide	30	43	13	9.92	0.71	0.48	45
KPT0EX25109	RC	Sulphide	31	45	14	10.68	0.36	0.15	45
KPT0EX25110	RC	Sulphide	25	35	10	7.63	1.93	0.26	45
KPT0EX25113	RC	Sulphide	38	41	3	2.29	0.80	0.38	45
KPT0EX25114	RC	Sulphide	31	42	11	8.39	0.46	0.17	45
KPT0EX25115	RC	Sulphide	33	40	7	5.34	0.75	0.22	45
KPT0EX25117	RC	Sulphide	42	45	3	2.29	1.52	0.28	45
KPT0EX25118	RC	Sulphide	40	42	2	1.53	0.43	0.22	45
KPT0EX25121	RC	Sulphide	42	43	1	0.76	0.39	0.02	45
KPT0EX25122	RC	Sulphide	25	27	2	1.53	0.49	0.39	45
			40	43	3	2.29	0.41	0.30	45
KPT0EX25152	RC	Sulphide	30	33	3	2.29	1.98	0.90	45

Table 4: RC Fire Assay and Bottle Roll assay results for the Sulphide (Fresh) zone only

Notes :

1.	Fresh (sulphide) intersections only.
2.	Drillholes are reported using a 0.30 g/t cut-off grade.
3.	True widths are approximate calculations.

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Glossary

Term	Definition
Aero-magnetics	A geophysical exploration method in which a magnetometer, often mounted on an aircraft, is used to measure variations in the Earth's magnetic field over a specific area.
Assay	A process of analysing a sample to determine its composition, particularly to measure the concentration of metal (e.g., gold) within it.
Azimuth	The angle between the north direction and the projection of the line to a point, typically used in mapping and surveying.
Blank (Sample)	A type of control sample with a known low concentration of analyte, used in quality assurance to detect contamination.
Bottle Roll Assay	A test method for determining gold content by using a rotating bottle and a leaching solution, often used on-site in laboratories.
Brownfield Exploration	Exploration activities conducted near or around an existing mine, contrasting with greenfield, which targets unexplored areas.
Carbonate	Refers to a group of minerals containing the carbonate ion (CO₃²⁻). In exploration, carbonate alteration can signal the presence of hydrothermal systems, where hot fluids have deposited metals in the surrounding rock.
Certified Reference Material (CRM)	A material or substance with a certified composition used to ensure the accuracy and consistency of analytical results.
Composite Sample	A sample made by combining individual samples from various sections to create a single, representative sample for analysis.
Core Length	The total measured length of the sample core obtained from drilling, often used to analyse mineral composition and structure.
Cut-off Grade	The minimum grade or concentration of mineral that must be met for material to be considered viable for processing.
Diamond Drilling (DD)	A drilling technique using a diamond drill bit to retrieve core samples for geological assessment, commonly used for detailed exploration.
Down-the-Hole Survey	A measurement process to check the angle and path of a borehole as it is drilled, ensuring it follows the planned direction.
Duplicate Sample	A second sample taken from the same source to verify the accuracy and reproducibility of assay results.
End of Hole (E.O.H.)	The final depth reached in a borehole or drilling operation.
Fire Assay	A traditional method to measure precious metal content by heating and melting the sample, allowing separation of metal content for analysis.
Grade (g/t)	The concentration of precious metal, typically measured in grammes per ton (g/t) of ore, used as a quality indicator of mineral deposits.
Greenfield Exploration	Exploration of new, previously untouched areas with no prior mining activity to discover new mineral deposits.

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Magnetite	An iron oxide mineral with the chemical formula Fe₃O₄ and is known for its strong magnetic properties.
Mineralised Zone	A section of rock where minerals, especially economically valuable ones, are concentrated.
Quality Assurance and Quality Control (QAQC)	Procedures in place to ensure the reliability and accuracy of testing and analytical methods in sampling and assay results.
Reverse Circulation Drilling (RC)	A method of drilling that uses compressed air to bring rock cuttings to the surface, allowing sampling without retrieving a core.
Riffle Splitter	A device used in sampling to divide material into equal portions, helping obtain a representative sample.
Sericite	A fine-grained, mica-like mineral, typically a variety of muscovite or illite, that forms through the alteration of feldspar and other minerals.
Shear Zone	A region of rock that has been deformed by shear forces, often associated with mineral deposits due to increased permeability and mineralization potential.
Silica	A mineral compound made of silicon and oxygen (SiO₂). In mining exploration, silica alteration is often a good indicator of mineralization, especially in hydrothermal systems.
Sulphide (Fresh) Mineralisation	Fresh, unoxidized gold-bearing rock containing primary sulphide minerals such as pyrite and arsenopyrite, with gold occurring within or associated with these minerals.
Transitional Mineralisation	Partially oxidized gold-bearing material occurring between the weathered and fresh sulphide zones, exhibiting characteristics of both.
Trench Sampling	A method of sampling in exploration where trenches are dug to expose bedrock, allowing geological mapping and sampling.
True Width	The actual thickness of a mineralized zone, as opposed to the core length measured in drilling, adjusted for the angle of drilling.
TSF	Tailings Storage Facility. An engineered structure used to contain and manage tailings generated during mineral processing, together with associated water, in a safe and environmentally responsible manner.
Weathered (Oxide) Mineralisation	Gold-bearing rock that has undergone extensive oxidation and weathering, resulting in the destruction of most primary sulphide minerals and the development of secondary oxide minerals.

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 ("MAR") as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the opportunity for low-cost heap leaching operations of the near surface oxide material, with potential for a sulphide extension below any potential oxide open pit, the presence of a new orebody that has not previously been exploited by the underground mine, the expected publication of a new mineral resource statement in August 2026, the amenability of the oxide mineralisation to conventional heap leach processing, potentially offering a lower-cost route to extracting gold compared to underground mining, test work showing an acceptable recovery, the successful commencement of a trial heap leach operation, and the potential to develop a low-cost processing route for near-surface mineralisation providing an attractive opportunity to complement Blanket's existing underground operations and unlock additional value. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

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Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of mineral resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 20-F and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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